

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

Via E-mail
Mr. Mark Olson
Chief Financial Officer
Pacific Capital Bancorp
1021 Anacapa Street, 3rd Floor
Santa Barbara, CA 93101

> **Re:** **Pacific Capital Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-35026**

Dear Mr. Olson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibits and Financial Statement Schedules

(b) Exhibits, page 208

1.   Please tell us whether you lease your principal offices in Santa Barbara, California and, if so, whether the lease agreement is material to your operations such that it should be filed as an exhibit to your Form 10-K in answer to Item 601(b)(10) of Regulation S-K.

2.   We note that the identification of the certifying individuals at the beginning of Exhibits 31.2 and 31.2, as required by Exchange Act Rule 13a-14(a), also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual's title.

Definitive Proxy Statement on Schedule 14A filed April 11, 2012

Transactions with Related Persons, page 17

3.   We note your disclosure that loans to your directors were "substantially the same as those prevailing for comparable transactions with other persons of similar creditworthiness." Please confirm that all loans made to related persons (as defined in Item 404 of Regulation S-K) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Confirm that you will revise future filings accordingly. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney